UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On December 13, 2007, Husky Energy Inc. issued a press release announcing a capital expenditure program of $3.7 billion for 2008. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: December 13, 2007

EXHIBIT A

December 13, 2007

For immediate release

Husky Energy Announces 2008 Capital Expenditure and Production Guidance

Calgary, Alberta – Husky Energy Inc. announced today a capital expenditure program of $3.7 billion for 2008. The program is targeted to maintain production in Western Canada and support the Company’s ongoing exploration and major project development in the oil sands, offshore the East Coast of Canada and internationally.

“Our 2008 capital expenditure program concentrates on medium and long term project development and is approximately 28 percent above our forecast for 2007,” said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. “The Company’s strategy is to focus on growth and high return projects offshore the East Coast of Canada, China and Indonesia as well as enable the Company to move forward with its integrated bitumen development at Sunrise.”

($millions)	Guidance 2007	Forecast 2007	Guidance 2008
Upstream
Western Canada	1,630	1,600	1,500
Western Canada Exploration	210	150	170
Oil Sands	330	250	300
Canada’s East Coast/Frontier	290	260	650
International	160	80	430
	2,620	2,340	3,000
Midstream	380	300	300
Refined Products	140	220	300
Corporate	40	40	50
	3,180	2,900	3,700

In addition to the capital program of $2.9 billion in 2007, the Company had net acquisition and divestitures of approximately $1.7 billion, including the acquisition of the Lima refinery for $2.0 billion and proceeds of $330 million from divestitures of approximately 5,500 barrels of oil equivalent per day in Western Canada.

Given the current low gas price environment, capital expenditures for natural gas development will be allocated to higher return areas, particularly in enhanced oil recovery and in conventional and heavy oil development. The exploration expenditure of $170 million will be spent on high impact opportunities in British Columbia and shallow depth opportunities in Alberta.

In the oil sands business, Husky will spend $300 million, including $100 million at the Tucker Oil Sands development, and $160 million to progress the first 60,000 barrel per day phase of the joint venture Sunrise project.

In Canada’s East Coast and Frontier, Husky plans to spend $650 million in 2008. An estimated $425 million will be spent to progress the White Rose satellite tie-back project at North Amethyst and $120 million will be allocated to the existing White Rose development. In the Central Mackenzie Valley of the North West Territories, Husky plans to drill two exploration wells at an estimated cost of $50 million. Offshore Greenland, $20 million has been allocated for seismic acquisition.

For the China and Indonesia projects, Husky expects a capital program of $430 million in 2008. Approximately $310 million will be spent on drilling, delineation and exploration of the Liwan discovery on Block 29/26 in the South China Sea commencing with delivery of the West Hercules drilling rig in mid-2008. The remainder of the capital expenditure is for exploration in the South and East China Seas and to progress development at the Madura BD field, offshore Indonesia.

In Midstream, Husky will spend $300 million of which $75 million will be spent on plant maintenance at the Lloydminster Upgrader and $225 million in the pipeline, infrastructure and other businesses.

The Refined Products group plans to spend approximately $300 million, with $160 million allocated to the Lima refinery for maintenance and for front end engineering to reconfigure the plant to process heavy oil. The remainder of the capital will be for maintenance of our refining and ethanol assets and remodeling of our retail stations.

2007 production is expected to average approximately 380,000 barrels of oil equivalent per day reflecting a reduction in natural gas development and divestitures in Western Canada. For the year 2008 production guidance, Husky estimates production of 385,000 to 410,000 barrels of oil equivalent per day. Light oil and natural gas liquids production is estimated to be 139,000 to 148,000 barrels per day; medium oil production is estimated to be 28,000 to 29,000 barrels per day; heavy oil/bitumen production is estimated to be 114,000 to 124,000 barrels per day; and natural gas production is estimated to be 625 to 655 million cubic feet per day.

Husky Energy is a Canadian based integrated energy and energy related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE

Cautionary note regarding forward-looking statements or information – Certain statements contained in this news release constitute forward looking statements or information (collectively, “forward looking statements”) within the meaning of applicable securities legislation. These forward looking statements relate to future events or Husky’s future performance. The use of any of the words “could”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward looking statements and are based on Husky’s current belief or assumptions as to the outcome and timing of such future events, and in this news release includes references to future capital and other expenditures, construction activities, development plans, oil and gas production levels and the sources of growth thereof, and the dates by which certain projects may be developed or may come on-stream. Actual future results may differ materially. Husky’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, uncertainties and other factors, such as drilling results, the receipt of regulatory approvals, changes in business plans and potential delays or changes in plans with respect to development projects or capital expenditures, that could influence actual results. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Cautionary note regarding measurement – The Company uses the term barrels of oil equivalent (“boe”) which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the well head.

For further information, please contact:

Husky Energy Inc.

Tanis Thacker

Manager, Investor Relations

(403) 298-6747